UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 2, 2025

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INTRODUCTION

On June 2, 2025, Nebius Group N.V. (the “Company”) entered into subscription agreements (the “Subscription Agreements”) with the investors named therein (the “Investors”), for the private placement (the “Private Placement”) of senior unsecured convertible notes in an aggregate principal amount of $1 billion, in two tranches: $500,000,000 aggregate principal amount of 2.00% convertible notes due 2029 (the “2029 Notes”), and $500,000,000 aggregate principal amount of 3.00% convertible notes due 2031 (the “2031 Notes” and, together with the 2029 Notes, the “Notes”).

The Company intends to use the net proceeds of the issuance of the Notes to finance the continuing growth of its business, including the acquisition of additional compute power, the expansion of its data center footprint, and for general corporate purposes.

THE NOTES

The Notes will be issued pursuant to respective indentures to be dated June 5, 2025 (the “Indentures”) between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). The Notes will be senior, unsecured obligations of the Company and will bear interest on the original principal amount thereof at an annual rate of 2.00%, in the case of the 2029 Notes, and 3.00%, in the case of the 2031 Notes, payable semi-annually in arrears on June 5 and December 5, beginning on December 5, 2025. The Notes will mature on June 5, 2029 and June 5, 2031, respectively, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such dates.

The original principal amount of the Notes plus an amount accreted thereon (together, the “Accreted Principal Amount”) will be payable on the respective maturity date and upon an event of default (as defined in the respective Indentures), unless the relevant Notes have been earlier repurchased, redeemed or converted in accordance with their terms. The Accreted Principal Amount shall be calculated in accordance with an accretion schedule included in the respective Indentures, such that it reaches 120% of the original principal amount of the 2029 Notes and 125% of the original principal amount of the 2031 Notes on the respective maturity dates.

The Notes will have an initial conversion rate of 19.4363 Class A ordinary shares of the Company per $1,000 original principal amount of the Notes, which is equivalent to an initial conversion price of approximately $51.45 per Class A ordinary share, representing an initial conversion premium of approximately 40% over the last reported sale price of the Company’s Class A ordinary shares on the Nasdaq Global Select Market of $36.75 on May 30, 2025. For the avoidance of doubt, for the purposes of the exercise of any conversion rights in respect of the Notes, the conversion rate and conversion price will be based on the original principal of Notes, and not the Accreted Principal Amount. The conversion rate and conversion price per original principal amount of Notes will be subject to customary adjustments upon the occurrence of certain events. For conversions made in connection with a “make-whole fundamental change”, as defined in the respective Indentures, the conversion rate will be increased based on a customary make-whole table.

Taking into account the Accreted Principal Amount payable at maturity, the effective conversion price of the 2029 Notes is equal to approximately $61.74 per Class A ordinary share at maturity, implying an effective conversion premium of approximately 68%, and the effective conversion price of the 2031 Notes is equal to approximately $64.31 per Class A ordinary share at maturity, implying an effective conversion premium of approximately 75%.

Prior to the close of business on the business day immediately before the date that is two months prior to the respective maturity date of the Notes, the Notes of such tranche will be convertible only upon satisfaction of certain conditions and during certain periods, including if the sale price of the Class A ordinary shares over a specified period of time is equal to or greater than 130% of the product of the then-applicable conversion rate and the ratio of the Accreted Principal Amount at the time to the original principal amount of the Notes (the “Accretion Ratio”). From the date that is two months prior to the respective maturity date of the Notes, the Notes of such tranche will be convertible at any time at the election of the holders of the Notes until the close of business on the second scheduled trading day immediately preceding the respective maturity date. The Company will settle conversions of the Notes by paying or delivering, as applicable, cash, Class A ordinary shares or a combination of cash and Class A ordinary shares, at the Company’s election, based on the then-applicable conversion rate per original principal amount of Notes.

The Company may elect to redeem the Notes, in whole or in part (subject to certain limitations), for cash on or after December 10, 2026 (approximately 18 months after closing), in the case of the 2029 Notes, and on or after June 10, 2027 (approximately 24 months after closing), in the case of the 2031 Notes, in each case before the 30th scheduled trading day immediately before the respective maturity date, but only if the last reported sale price per Class A ordinary share is equal to or greater than 130% of the product of the then-applicable conversion rate and the Accretion Ratio for a specified period of time. The Notes will also be redeemable at the option of the Company following the occurrence of certain tax law changes. The redemption price in each case will be equal to the Accreted Principal Amount at the time of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the original principal amount of such Notes to, but excluding, the redemption date. Following delivery of a redemption notice by the Company, holders of the Notes will have the right, at their option, to convert their Notes prior to the redemption date based on the then-applicable conversion rate per original principal amount of Notes. Such conversions will be settled as described above. No make-whole adjustments to the conversion rate will be made in connection with any optional redemption or tax redemption.

Holders of the Notes will have the right to require the Company to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the Indentures) at a cash repurchase price of 100% of their respective Accreted Principal Amount at the time, plus accrued and unpaid interest, if any, on the original principal amount of their Notes to, but excluding, the applicable repurchase date.

The Notes are being sold only to investors who are “qualified institutional buyers” as defined in Rule 144A under the Securities Act. Settlement and delivery of the Notes is expected to take place on or about June 5, 2025.

AGREEMENTS

The Subscription Agreements contain customary representations, warranties and agreements by the Company, indemnification obligations of the Company and the Investors, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and other obligations of the parties. The representations, warranties and covenants contained in the Subscription Agreements were made only for purposes of such Subscription Agreements and are made as of specific dates; are solely for the benefit of the parties to the Subscription Agreements (except as specifically set forth therein); may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Subscription Agreements, instead of establishing matters as facts; and may be subject to standards of materiality and knowledge applicable to the contracting parties that differ from those applicable to the investors generally. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company.

In addition, on June 2, 2025, the Company and the Investors entered into investor agreements (the “Investor Agreements”), pursuant to which the Company will as promptly as practicable (but in no event more than thirty (30) days after the settlement of the Notes) file one or more prospectus supplements to the Company’s shelf registration statement to register the Class A ordinary shares issuable upon conversion of the Notes and providing for certain other rights in respect of the registration of such shares.

EXHIBITS

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company dated June 2, 2025, announcing the Company’s Private Placement.

The foregoing descriptions of the Subscription Agreements, the Investor Agreements and the Notes do not purport to be complete and are qualified in their entirety by reference to the forms of Subscription Agreement, Investor Agreement and indentures filed as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, to this Report on Form 6-K and incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release dated June 2, 2025, announcing signing in respect of Private Placement
99.2	Form of Subscription Agreement
99.3	Form of Investor Agreement
99.4	Form of Indenture for the 2029 Notes
99.5	Form of Indenture for the 2031 Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: June 2, 2025	By:	/s/ Boaz Tal
Boaz Tal
General Counsel